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                                               FILED PURSUANT TO RULE 424 (b)(3)
                                                      REGISTRATION NO. 333-77229
                                  T REIT, INC.

                    Supplement No. 9 dated September 7, 2001
                   to the Prospectus, dated February 22, 2000

   This Supplement No. 9 supplements, modifies and supersedes some of the information contained in our prospectus, dated February 22, 2000 and Supplement No. 8, dated May 24, 2001. Unless we define a term in this Supplement No. 9, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 9 to "us," "we," or "our company" mean T REIT, Inc. and T REIT L.P., our operating partnership, unless the context otherwise requires.

                             STATUS OF OUR OFFERING
General

   On May 17, 2000, we commenced our offering of a maximum of 10 million shares and a minimum of 100,000 shares of our common stock at an offering price of $10.00 per share to the residents of the states listed in our prospectus. We commenced operations on June 29, 2000, upon the acceptance of subscriptions for the minimum offering amount of $1,000,000 and the escrow of subscriptions (other than funds received from Pennsylvania investors) terminated. Our offering will terminate on the earlier of February 22, 2002, or the date on which we have sold the maximum offering.

   As of September 7, 2001, we had sold 1,737,902 shares, including 22,090 shares issued to our advisor, Triple Net Properties, LLC, and 24,281 shares issued to current shareholders under our dividend reinvestment program, resulting in gross proceeds of $17,322,073. After taking into account cash used in connection with the acquisition of real estate properties (including the acquisition of the Trademark Building in Reno, Nevada described in this Supplement No. 9) and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $2,004,000 to invest in properties as of September 7, 2001.

Subsequent State Registrations

   In addition to the states listed in the prospectus and Supplement No. 8, we have registered the offering in Rhode Island.

Fees and Expenses Paid in Connection with Our Offering

 Selling Commissions

   NNN Capital Corp., the dealer manager, will receive 8% of the gross proceeds of this offering, or $0.80 for each share sold, and may reallow a portion of the selling commissions to broker-dealers participating in this offering. The dealer manager will not receive any selling commissions for shares sold under our dividend reinvestment program. As of September 7, 2001, we had incurred $1,342,249 in selling commissions due to the dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

   The prospectus also provides that the dealer manager will receive one warrant for every 40 shares of common stock sold in this offering in states other than Arizona, Missouri, Ohio, or Tennessee, and may reallow a portion of the warrants to broker-dealers participating in this offering. The dealer manager will not receive any warrants for shares sold under our dividend reinvestment plan. Each warrant entitles the holder to purchase one share of our common stock at a price of $12.00. As of September 7, 2001, there were 9,205 warrants outstanding.

Marketing Support and Due Diligence Reimbursement Fee

   We will pay the dealer manager an amount up to 1.5% of the gross proceeds of this offering, or up to $0.15 for each share sold, to pay expenses associated with marketing fees, wholesaling fees, expense
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reimbursements, bonuses and incentive compensation and volume discounts and generally to reimburse the dealer manager for due diligence expenses. We will not require the dealer manager to account for spending of amounts comprising this fee. The dealer manager may reallow a portion of this fee to broker-dealers participating in this offering. As of September 7, 2001, we had incurred $251,672 in marketing support and due diligence reimbursement fees to the dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

   Our advisor may advance, and we will reimburse it for, organization and offering expenses incurred on our behalf in connection with this offering, including legal and accounting fees, filing fees, printing costs and selling expenses. As of September 7, 2001, we had incurred $427,555 in other organizational and offering expenses.

Formation of a New Entity

   On August 24, 2001, we formed a wholly-owned subsidiary, T REIT-Reno Trademark, LLC, a single member, Nevada limited liability company, for the sole purpose of acquiring the Trademark Building in Reno, Nevada (the "Trademark Building"). We are the sole member of this subsidiary and our advisor, Triple Net Properties, LLC, is the sole manager.

Acquisition of the Trademark Building--Reno, Nevada

   On September 4, 2001, our wholly-owned subsidiary, T REIT-Reno Trademark, LLC purchased a forty percent (40%) undivided tenant in common interest in the Trademark Building from Kilroy Realty, L.P., a Delaware limited partnership, under a Purchase and Sale Agreement dated July 23, 2001, as amended. The remaining sixty percent (60%) of the Trademark Building was purchased by NNN Reno Trademark, LLC, an affiliate of our advisor. The seller was not an affiliate of our company or our advisor. The total purchase price for the Trademark Building was $7,296,110. We paid $2,851,622 for our share of the Trademark Building. In addition, a total of $99,788 was paid for acquisition expenses such as attorneys' fees, recording fees and other closing costs, which represents $1.32 per square foot of leasable space. Our share of these expenses equates to approximately $39,915.

   The purchase price included: (1) a cash payment of approximately $4,596,000; and (2) a first mortgage loan from Greenwich Capital Financial Products of approximately $2,700,000 with a variable monthly interest rate, which will be charged at a rate equal to the sum of (A) the Index Rate of the 30-Day LIBOR; and (B) the "Spread". The "Spread" means (i) 2.45% during the first six months of the term; and (ii) 2.70% during the second six months of the term and maturing in September 2001. T REIT-Reno Trademark, LLC, will be jointly and severally liable for the entire loan, along with the other tenants in common.

   We do not anticipate making any additional significant repairs or improvements to the Trademark Building over the next several years. However, if we were to make any repairs, the tenant would be obligated to pay for such improvements under the provisions of its lease.

   For federal income tax purposes, our depreciable basis in the Trademark Building will be approximately $2,313,229. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements on estimated useful life of 39 and 15 years, respectively. The real estate tax rate for the year ended December 31, 2000 was approximately 3.45% and real estate taxes on the Trademark Building were approximately $66,916.

   We have retained Triple Net Properties Realty, Inc. to provide supervisory management services for the Trademark Building. We will pay Triple Net Properties Realty, Inc. a property management fee equal to 4% of gross income from the Trademark Building (currently $2,494 per month based on current gross income at the Trademark Building).

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Fees Paid in Connection with the Acquisition of the Trademark Building

 Acquisition Expenses

   We will reimburse our advisor for costs and expenses of selecting, evaluating and acquiring properties, whether or not actually acquired, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos audits, travel and communication expenses, nonrefundable option payments on properties not acquired and other related expenses payable to our advisor and its affiliates. As of September 7, 2001, we had not incurred any acquisition fees payable to our advisor.

 Property Management Fee

   We will pay Triple Net Properties Realty, Inc. a property management fee equal to 4% of the gross income from the Trademark Building. This fee will be paid monthly. As of September 7, 2001, we had not incurred any property management fees.

 Real Estate Commission

   The seller of Trademark Building paid a real estate commission of $305,296 to Triple Net Properties Realty, Inc.

 Compensation for Services

   We will pay our advisor or an affiliate of our advisor for other property-level services, including leasing fees, construction management fees, loan origination and servicing fees, property tax reduction fees and risk management fees. Such compensation will not exceed the amount which would be paid to unaffiliated third parties providing such services. As of September 7, 2001, we had not incurred any fees for such services.

 Reimbursable Expenses

   We will reimburse our advisor for:

  . the cost to our advisor or its affiliates of goods and services used for and by us and obtained from unaffiliated parties; and

  . administrative services related to such goods and services limited to ministerial services such as typing, record keeping, preparing and disseminating company reports, preparing and maintaining records regarding shareholders, record keeping and administration of our dividend reinvestment program, preparing and disseminating responses to shareholder inquiries and other communications with shareholders and any other record keeping required.

   As of September 7, 2001, we had not incurred any reimbursable expenses payable to our advisor.

 Description of the Trademark Building

   The Trademark Building, which was constructed in 1998, is an approximately 75,257 square foot industrial building situated on a 7.55 acre site in Reno, Nevada. The property features 219 spaces of onsite parking, with a parking ratio of 3/1000. The property is 100% leased on a "triple net" basis by Memec, Inc. ("Memec"), a subsidiary of Schroder Ventures, a European investment group. The facility will be used for the warehousing and distribution of micro-chips. The lease with Memec is a fifteen-year lease, which will expire on January 31, 2013.

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   The following table provides certain information with respect to the lease at Trademark Building with this tenant.

                                          Current   Rent per     Changes to
                  Rentable                 Base      Square       Rent per
Lessee           Square Feet Lease Ends Annual Rent   Foot      Square Foot
------           ----------- ---------- ----------- -------- ------------------
Memec, Inc......   75,257     1/31/13   $748,272.00  $9.96   9% every 36 months

   The following table shows the property's average annual rent per square foot for each of the last five years:

                                                           Avg. Annual Rent
     Year Ending December 31,                                 per Sq. Ft.
     ------------------------                          -------------------------
        2001..........................................           $9.96
        2000..........................................           $9.12
        1999..........................................           $9.12
        1998..........................................           $9.12
        1997.......................................... Information not available

Description of the Tenant

   Memec, Inc. ("Memec") is a wholly owned subsidiary of Memec, LLC (together with Memec, the "Memec Group"), the third largest distributor of electronic components in the world, serving suppliers and consumers of proprietary semiconductor products. Memec, LLC is a wholly-owned subsidiary of Schroder Ventures, a European investment group. Schroder Ventures is an international network of entities providing management, advisory and consultancy services to their funds. Schroder Ventures raised its first funds with outside capital in 1983 and there are now 25 buy-out and venture capital funds with committed capital of over $7 billion. Schroder Ventures is not a guarantor under the lease with Memec.

   The Memec Group was founded in 1974 on the business model of a highly technical manufacturer's representative, working in partnership with select manufacturers to create demand, design-in, supply and support their innovative semiconductor technologies. Every Memec Group operation is an autonomous business unit with its own management team, sales force, technical support and administrative staff. Each business unit has been profiled to focus its sales and marketing resources and to maximize the business potential of every customer contact. The Memec Group emphasizes the efficient global supply of advanced technology electronic components, supported by local provision of industry-leading levels of OEM Class design-in and applications support. More than half of the Memec Group's employees are technically qualified electronics professionals. In 1999, the Memec Group achieved sales in excess of US $2.1 billion from a total of 2,240 employees. The Memec Group has operations in Australia, Japan, India, Israel, the Baltic and Nordic countries, Europe,
North America, South America, and the Far East. The Memec Group represents many of the world's leading developers and manufacturers of advanced electronic technology. The Trademark Building in Reno serves as the Memec Group's state-of-the-art warehousing and distribution facility.

Neighborhood Overview

   The Trademark Building is located in Reno, Nevada. Reno is located in Washoe County in northern Nevada, which covers approximately 6,342 square miles. Interstate highways connect Reno with several major western U.S. cities. From Reno, Interstate 80 heads west 133 miles to Sacramento and 230 miles to San Francisco, and heads east 526 miles to Salt Lake City and 1,015 miles to Denver. Highway 395 heads north from Reno 586 miles to Portland and 758 miles to Seattle, and heads south 441 miles to Las Vegas and 475 miles to Los Angeles.

   The northern Nevada area continues to experience strong economic growth. As Nevada continues to be one of the fastest growing states in the nation, Reno has continued to respond to the changing environment.

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The area has been successful in attracting back office, financial, manufacturing, distribution, operations, and technology companies, including Cisco, Oracle, Michelin and Microsoft. Primary industries in the manufacturing sector include:

  .  Fabricated Metal Product Manufacturing

  .  Printing & Related Support Activities

  .  Plastics & Rubber Products

  .  Computer & Electronic Product Manufacturing

  .  Machinery Manufacturing

  .  Food Manufacturing

   The total population in northern Nevada as of December 2000 was 339,486, which represents a 4% increase over 1999. Population growth projections indicate continued growth at similar rates for the next several years. The unemployment rate as of December 2000 for the region was 3%. The University of Nevada, Reno continues to be ranked by U.S. News and World Report as one of America's Best Colleges, with a student enrollment of 12,303 students.

Possible Expansion

   The Trademark Building property includes additional land that may be suitable for expansion. The tenant has expressed an interest in possibly expanding during the next three to five years. If the tenant decided to expand on terms that are satisfactory to us and the other purchasers, the net rental income from the property should increase over time. However, there is no assurance that the tenant will, in fact, choose to expand. In addition, even if such an expansion does occur, there will be considerable expense, including construction and build-out costs. It is unclear at this date who would bear such costs and the economic impact of such costs on the economic benefit of the expansion.

Reno, Nevada

   Reno, Nevada is a community that includes single family residential, multi-family and employment centers, connected by 26 miles of bike paths supported by extensive recreational facilities with miles of linear parks and a 25-acre lake. Low taxes and affordable housing are major draws to Reno. The State of Nevada has no state income tax. Property taxes average approximately 1% of the sales price and local sales taxes average are approximately 6.75%.

Potential Property Acquisitions

   We currently are considering several potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

  . our receipt of a satisfactory environmental survey and property appraisal for each property;

  . no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

  . our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

   There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that we will acquire any additional properties.

#348062 v6 21753.01892

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